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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

March 31, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Active Assets Prime Trust (the “Registrant” or the “Fund”)

(File No. 333-91725; 811-09713)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Administrative, Advisory and Select Class shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 28 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 31, 2016.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

COMMENTS TO THE PROSPECTUS

Comment 2.                            Please confirm that, pursuant to Item 9(b)(2) of Form N-1A, the Registrant discloses in general terms how the Fund’s Adviser decides which securities to buy and sell.

Response 2.                               We hereby confirm that the Fund’s Adviser, as disclosed in the section of Prospectus entitled “Additional Information about the Fund’s Investment Objectives, Strategies and Risks—Principal Investment Strategies,” chooses securities to buy and sell in accordance with seeking (i) to maintain the Fund’s net asset value at $1.00 per share, (ii) to manage credit and interest rate risk and (iii) to maintain or improve creditworthiness of securities held by the Fund.

COMMENTS TO THE SAI

Comment 3.                            Please consider revising the disclosure in the section entitled “Disclosure of Portfolio Holdings” to clarify what is meant by a “transition manager.”

Response 3.                               We respectfully acknowledge the comment; however, we believe the role of a “transition manager,” i.e., a person/entity responsible for managing changes to a portfolio of assets due to a merger, liquidation, etc., to be sufficiently clear to investors.

Comment 4.                            Please confirm supplementally that the Fund discloses whether it is “diversified.”

Response 4.                               We hereby confirm that the Fund discloses, in the section entitled “Description of the Fund and its Investments and Risks—Classification,” that it is an open-end, diversified management investment company.

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In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Edward J. Meehan, Jr. at (212) 296-6982 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Edward J. Meehan, Jr.